Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Spruce Biosciences, Inc.

Daly City, California

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated August 7, 2020, relating to the financial statements of Spruce Biosciences, Inc., which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

San Jose, California

September 18, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.